EXHIBIT 4.18
The Protherics PLC 1996 Unapproved Share Option Scheme
Proposed amendments to the Protherics PLC 1996 Unapproved Share Option Scheme (the “Plan”).
1.	Rule 5.1 and 5.2 of the Plan shall not apply.